[redacted]

DD 5/30/14

SEC Mail Processing Section
MAY 30 2014
Washington, DC
124

14040641

| OMB APPROVAL | |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-28663 |

## FACING PAGE
## Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2013 (MM/DD/YY) AND ENDING 03/31/2014 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

745 Fifth Avenue
(No. and Street)

| New York | NY | 10151 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers
(Name – *if individual, state last, first, middle name*)

| 100 East Pratt St | Baltimore | MD | 10151 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

DD 6/4/14

# OATH OR AFFIRMATION

I, John Diederich, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Royce Fund Services, as of March 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public 5/23/14

ANN M. DENNEHY
Notary Public State of New York
No. 01DE6212520
Qualified in Bronx County
Commission Expires October 13, 2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Royce Fund Services, Inc.
(an indirect wholly owned subsidiary of Legg Mason, Inc.)
**Financial Statements and Supplemental Schedule Pursuant to Rule 17a-5 of the Securities and Exchange Commission**
**March 31, 2014**

SEC
Mail Processing
Section

MAY 29 2014

Washington, DC
124

pwc

# Royce Fund Services, Inc.
(an indirect wholly owned subsidiary of Legg Mason, Inc.)
**Financial Statements and Supplemental Schedule Pursuant to Rule 17a-5 of the Securities and Exchange Commission**
**March 31, 2014**

**Royce Fund Services, Inc.**
(an indirect wholly owned subsidiary of Legg Mason, Inc.)

# Table of Contents

**Independent Auditor's Report**

To the Board of Directors and Stockholder of
Royce Fund Services, Inc.

We have audited the accompanying financial statements of Royce Fund Services, Inc. (the "Company"), which comprise the statement of financial condition as of March 31, 2014, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended.

***Management's Responsibility for the Financial Statements***

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

***Auditor's Responsibility***

Our responsibility is to express an opinion on the financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

***Opinion***

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Royce Fund Services, Inc. at March 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

*PricewaterhouseCoopers LLP, 100 East Pratt Street, Suite 1900, Baltimore, MD 21202-1096*
*T: (410) 783 7600, F: (410) 783 7680,* www.pwc.com/us

pwc

***Other Matter***

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and the Computation of Determination for Reserve Requirements and Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. The information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves and other additional procedures, in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

PricewaterhouseCoopers LLP

May 23, 2014

**Royce Fund Services, Inc.**
(an indirect wholly owned subsidiary of Legg Mason, Inc.)
**Statement of Financial Condition**
**March 31, 2014**

**ASSETS**

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 6,429,951 |
| Receivables: | | |
| Distribution fees | | 1,449,927 |
| Other receivables | | 1,174,962 |
| Deferred sales commissions | | 282,521 |
| Deferred income taxes | | 31,100 |
| Other assets | | 103,373 |
| Total assets | $ | 9,471,834 |

**LIABILITIES AND STOCKHOLDER'S EQUITY**

| | | |
|---|---|---|
| Liabilities: | | |
| Accounts payable | $ | 70,092 |
| Accrued distribution fees | | 4,784,811 |
| Income Taxes Payable | | 57,070 |
| Total liabilities | | 4,911,973 |
| Commitments and contingencies (Note 4) | | |
| Stockholder's equity: | | |
| Common stock, $1 par value; 20,000 shares authorized; 1,000 shares issued and outstanding | | 1,000 |
| Additional paid-in capital | | 3,483,214 |
| Retained Earnings | | 1,075,647 |
| Total stockholder's equity | | 4,559,861 |
| Total liabilities and stockholder's equity | $ | 9,471,834 |

The accompanying notes are an integral part of these financial statements.

**Royce Fund Services, Inc.**
(an indirect wholly owned subsidiary of Legg Mason, Inc.)
**Statement of Income**
**For the Year Ended March 31, 2014**

| | | |
|---|---|---|
| Revenues: | | |
| Distribution fees, net of waivers | $ | 31,457,151 |
| Interest income | | 6,256 |
| Total revenues | | 31,463,407 |
| Expenses: | | |
| Third party distribution fees and other direct costs | | 29,724,984 |
| Amortization of deferred sales commission | | 620,847 |
| Administrative fees and other expenses | | 513,820 |
| Total expenses | | 30,859,651 |
| Income before income tax | | 603,756 |
| Income tax provision | | 219,931 |
| Net Income | $ | 383,825 |

The accompanying notes are an integral part of these financial statements.

**Royce Fund Services, Inc.**
(an indirect wholly owned subsidiary of Legg Mason, Inc.)
**Statement of Changes in Stockholder's Equity**
**For the Year Ended March 31, 2014**

| | Common Stock | | Additional Paid-In | Retained | Total Stockholder's |
|---|---|---|---|---|---|
| | Shares | Amount | Capital | Earnings | Equity |
| Balance at March 31, 2013 | 1,000 | $ 1,000 | $ 7,483,214 | $ 691,822 | $ 8,176,036 |
| Capital withdrawal by Parent | - | - | (4,000,000) | - | (4,000,000) |
| Net Income | - | - | - | 383,825 | 383,825 |
| Balance at March 31, 2014 | 1,000 | $ 1,000 | $ 3,483,214 | $ 1,075,647 | $ 4,559,861 |

The accompanying notes are an integral part of these financial statements.

**Royce Fund Services, Inc.**
(an indirect wholly owned subsidiary of Legg Mason, Inc.)
## Statement of Cash Flows
## For the Year Ended March 31, 2014

| | | |
|---|---|---|
| Cash flows from operating activities: | | |
| Net income | $ | 383,825 |
| Net changes in assets and liabilities: | | |
| Distribution fees receivable | | 80,424 |
| Income taxes payable | | (329,656) |
| Deferred income taxes | | (4,946) |
| Other Assets | | (56,653) |
| Deferred sales commission | | (60,953) |
| Accrued distribution fees | | (533,979) |
| Accounts payable & Accrued expenses | | 46,600 |
| Cash used by operating activities | | (475,338) |
| Cash flows from financing activities | | |
| Capital withdrawn by parent | | (4,000,000) |
| Net decrease in cash and cash equivalents | | (4,475,338) |
| Cash and cash equivalents at the beginning of the year | | 10,905,289 |
| Cash and equivalents at the end of the year | $ | 6,429,951 |

The accompanying notes are an integral part of these financial statements.

**1. Summary of Significant Accounting Policies**

**A. Organization**

Royce Fund Services, Inc. (the "Company") is registered as a broker-dealer in securities under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. The Company, a wholly owned subsidiary of Royce & Associates, LLC (the "Parent"), which is a wholly owned subsidiary of Legg Mason, Inc. ("Legg Mason"), is the distributor of shares of The Royce Funds and The Royce Capital Funds, which are open-end registered investment companies with multiple portfolios (hereinafter referred to as the "Funds").

**B. Operations**

Under a distribution agreement with the Funds, the Company seeks to promote the sale and/or continued holding of shares of such Funds through a variety of activities, including advertising, direct marketing, servicing investors and introducing parties on an ongoing basis. The Company pays commissions and other fees to certain broker-dealers who have introduced investors to certain of the Funds.

As compensation for its services, the Company is entitled to receive from the average net assets of the Consultant Classes of Royce Pennsylvania Mutual, Opportunity, Micro Cap, Total Return, Premier, Special Equity, Special Equity Multi Cap Heritage, Value, Value Plus, Global Value and Dividend Value Funds, a monthly fee equal to 1% per annum of their respective fund assets. The Company is also entitled to receive 0.25% per annum of the respective average net assets of the Service Class of Royce Pennsylvania Mutual, Opportunity, Opportunity Select, Micro-Cap, Total Return, Premier, Special Equity, Low-Priced Stock, Heritage, Value, Value Plus, Royce 100, Micro Cap Discovery, Dividend Value, Financial Services, Global Value, European Smaller-Companies, Royce International Small Companies, Royce Focus Value, Royce Partners, SMid-Cap Value, Royce Global Dividend Value, Royce International Micro Cap, Royce International Premier and Royce Special Equity Multi Cap Funds as well as Royce Capital Fund Micro-Cap and Small-Cap Portfolios. The Company is also entitled to receive 0.50% per annum of the respective average net assets of the R Class of Pennsylvania Mutual, Opportunity, Total Return, Premier, Low-Priced Stock, Heritage, Value, Value Plus, Royce 100 and Global Value Funds. The Company is also entitled to receive a 0.25% per annum of the respective average net assets of the K Class of Royce Pennsylvania Mutual, Opportunity, Total Return, Premier, Low-Priced Stock, Heritage, Value, Value Plus, Royce 100 and Global Value Funds.

For the year ended March 31, 2014, the Company voluntarily waived fees from the following classes of shares:

*Service Class*

| | | |
|---|---|---|
| Royce Low-Priced Stock | $ | 113,612 |
| Royce Value Plus | | 179,569 |
| Royce Heritage | | 64,252 |
| Royce 100 | | 45,256 |
| Royce Financial Services | | 7,698 |
| Royce Dividend Value | | 36,536 |
| Royce Special Equity Multi-Cap | | 13,760 |
| Royce International Micro-Cap | | 478 |
| Royce International Premier | | 2,677 |
| | $ | 463,838 |

Because the Company serves as distributor only for mutual funds managed by the Parent, the Parent provides administrative services to the Company at no cost. Therefore, the Company's results from operations may not be indicative of the results of operations of a stand alone company.

**C. Fair Value of Financial Instruments**

Accounting guidance for fair value measurements defines fair value and establishes a fair value hierarchy that prioritizes the inputs for valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (level 1). Level 2 of the hierarchy applies to financial instruments for which prices are quoted for similar assets and liabilities in active markets and the lowest priority, level 3, applies to financial instruments for which the values are based on unobservable inputs. Other than cash equivalents, which are level 1 financial instruments, the Company has no other financial instruments recorded at fair value.

**D. Cash and Cash Equivalents**

Cash equivalents at March 31, 2014 are short-term, highly liquid investments that, when purchased, have an original maturity of 90 days or less. The carrying amount of cash equivalents approximates fair value. The Company maintains cash in bank accounts, which at times, may exceed federally insured limits. The Company believes it has minimal credit risk with respect to those accounts.

**E. Deferred Sales Commissions**

Commissions paid to financial intermediaries in connection with sales of certain classes of Company-sponsored mutual funds are capitalized as deferred sales commissions. The asset is amortized over periods not exceeding one year, which represent the periods during which commissions are generally recovered from distribution and service fee revenues and from contingent deferred sales charges ("CDSC") received from shareholders of those funds upon redemption of their shares. CDSC receipts are recorded as distribution and servicing revenue when received and a reduction of the unamortized balance of deferred sales commissions, with a corresponding expense. Management periodically tests the deferred sales commission asset for impairment by reviewing the changes in value of the related shares, the relevant market conditions and other events and circumstances that may indicate an impairment in value has occurred. If these factors indicate an impairment in value, management compares the carrying value to the estimated undiscounted cash flows expected to be generated by the asset over its remaining life. If management determines that the deferred sales commission asset is not fully recoverable, the asset will be deemed impaired and a loss will be recorded in the amount by which the recorded amount of the asset exceeds its estimated fair value. No impairment charge was recorded in the year ended March 31, 2014.

**F. Use of Estimates**
The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America that require management to make assumptions and estimates that affect the amounts and disclosures presented. Actual results could differ from those estimates and the differences could have a material impact on the financial statements.

**G. Subsequent Events**
The Company has evaluated all subsequent events through May 23, 2014, the issuance date of the financial statements.

## 2. Income Taxes

The Company has elected to be included in the consolidated federal income tax return with Legg Mason and files separate state income tax returns. The Company's allocable share of federal income taxes and its separate state income taxes are recorded as a provision for income taxes and taxes payable. The provision for federal income taxes is determined as if the Company filed a separate return. The provision for income taxes consists of:

| | |
|---|---|
| Federal | $ 206,675 |
| State | 13,256 |
| | $ 219,931 |

The Company's effective income tax rate differs from the statutory federal tax rate as a result of state income taxes.

Deferred income taxes are provided for the effects of temporary differences between the tax basis of an asset or liability and its reported amount in the financial statements. The following deferred tax assets and valuation allowances relating to loss carry forwards have been recorded at March 31, 2014.

Deferred Tax Assets:

| | |
|---|---|
| U.S. state net operating loss carryover[1] | $ 31,100 |
| U.S. state capital loss carryover | 4 |
| Total deferred tax assets | 31,104 |
| U.S. state valuation allowance | (4) |
| Total Deferred tax assets | $ 31,100 |

(1) The state net operating loss carry forward relates to Royce's allocated portion of state net operating losses due to consolidated filings with Legg Mason.

Deferred tax assets and are classified as current at March 31, 2014.

The Company has determined that it has no material uncertain tax positions for the year ended March 31, 2014. The consolidated federal returns filed by Legg Mason and the separate state returns filed by the Company are subject to examination by the respective tax authorities. The following tax years remain open for each of the more significant jurisdictions where the Company is subject to income tax: after fiscal year 2009 for U.S. federal and after fiscal year 2008 for New York state and city.

## 3. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule pursuant to Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital of $5,000 or 6-2/3% of total aggregate indebtedness, whichever is greater, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (or 1500%). Net capital and the related ratio of aggregate indebtedness to net capital, as defined, may fluctuate on a daily basis.

As of March 31, 2014, the Company had net capital of $2,966,574 which was $2,639,020 in excess of required capital of $327,554. The Company's percentage of aggregate indebtedness to net capital was 165.6%.

The Company is exempt from the SEC's Customer Protection Rule ("Rule 15c3-3"). Section (k)(1) of Rule 15c3-3 allows for this exemption since all fund transactions are cleared through a transfer agent on a fully-disclosed basis.

## 4. Commitments and Contingencies

In the normal course of business the Company enters into contracts that contain a variety of representations and warranties, and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as they would involve future claims that may be made against the Company that have not yet occurred.

## 5. Related Party Transactions

The Company has a relationship with the Parent whereby the Parent pays fees on behalf of its managed funds and the Company, which the Company reimburses to the Parent as the expense is incurred. In July of 2013 the Parent withdrew $4,000,000 in capital from the Company.

As described in Note 2, the Company's income taxes are reported as part of the Legg Mason consolidated federal and certain state income tax returns. Legg Mason also files other separate state income tax returns on behalf of the Company. The Company settles with Legg Mason for any federal or state income tax payments or receipts relating to the Company on a quarterly basis.

# SUPPLEMENTAL SCHEDULES

**Royce Fund Services, Inc.**
(an indirect wholly owned subsidiary of Legg Mason, Inc.)
**Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission**
**March 31, 2014**

| | | | |
|---|---|---|---|
| Total capital and allowable subordinated liabilities | | | $ 4,558,530 |
| Deductions and/or charges | | | |
| Other receivables | $ 1,174,962 | | |
| Other assets | 416,994 | | |
| Total non-allowable assets | | $ 1,591,956 | |
| Other deductions and/or charges | | 0 | |
| Total deductions and/or charges | | | 1,591,956 |
| Net capital before haircuts on securities positions | | | 2,966,574 |
| Haircuts on securities positions | | | 0 |
| **Net capital** | | | 2,966,574 |
| **Computation of basic aggregate indebtedness and net capital requirement** | | | |
| Computed net capital required (6-2/3% of total Aggregate indebtedness) | | $327,554 | |
| Minimum dollar net capital requirement | | 5,000 | |
| Net capital requirement | | | 327,554 |
| **Excess net capital** | | | $ 2,639,020 |
| Total aggregate indebtedness | | | $ 4,913,303 |
| Percentage of aggregate indebtedness to net capital | | | 165.6% |

Statement Pursuant to Paragraph (d)(4) of SEC Rule 17a-5
There are no material differences between this computation of net capital and the corresponding computation prepared by Royce Fund Services, Inc. and included in its unaudited amended Part IIA FOCUS filing as of May 23, 2014.

**Royce Fund Services, Inc.**
(an indirect wholly owned subsidiary of Legg Mason, Inc.)
**Computation of Determination for Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission**
**March 31, 2014**

The Company is not required to file the above schedule as it claims exemption from SEC Rule 15c3-3 under Paragraph (k)(1) of the Rule as all fund transactions are cleared through a transfer agent on a fully-disclosed basis.

# OTHER INFORMATION

pwc

**Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5(g)(1)**

To the Board of Directors and Member of
Royce Fund Services, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Royce Fund Services, Inc. (the "Company") as of and for the year ended March 31, 2014, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

pwc

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2014 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority ("FINRA"), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

May 23, 2014

*PricewaterhouseCoopers LLP, 100 East Pratt Street, Suite 1900, Baltimore, MD 21202-1096*
*T: (410) 783 7600, F: (410) 783 7680,* www.pwc.com/us

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